Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of National Energy Services Reunited Corp. (the “Company”) on Form S-1 of our report dated February 22, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of National Energy Services Reunited Corp. as of February 10, 2017 and for the period from January 23, 2017 (inception) through February 10, 2017, appearing in the Registration Statement on Form S-1, as amended, (File No. 333-217006) of National Energy Services Reunited Corp., which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

May 11, 2017